UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

BIOFORM MEDICAL, INC.

(Name of Subject Company)

BIOFORM MEDICAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09065G 107

(CUSIP Number of Class of Securities)

Steven L. Basta

Chief Executive Officer

1875 South Grant Street, Suite 200

San Mateo, California 94402

(650) 286-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a copy to:

David J. Saul, Esq.

Ropes & Gray LLP

1900 University Avenue, 6th Floor

East Palo Alto, California 94303

(650) 617-4090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 14D-9 further amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on January 15, 2010, and as amended by Amendment No. 1 filed with the SEC on January 20, 2010, Amendment No. 2 filed with the SEC on January 26, 2010, Amendment No. 3 filed with the SEC on February 2, 2010 and Amendment No. 4 filed with the SEC on February 12, 2010 (the “Schedule 14D-9”), by BioForm Medical, Inc., a Delaware corporation (the “Company” or “BioForm”). The Schedule 14D-9 and this Amendment No. 5 relate to the tender offer by Vine Acquisition Corp. (“Offeror”), a Delaware corporation and an indirect wholly-owned subsidiary of Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Parent” or “Merz”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (collectively, the “Shares”), at a purchase price of $5.45 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings given in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 (Additional Information) of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following section after “(k) Litigation”:

“(l) Expiration of Offer; Subsequent Offering Period.

On February 16, 2010, Merz issued a press release announcing the expiration of the offering period, the successful completion of the Offer, and the commencement of a subsequent offering period for all remaining untendered Shares. Merz and Offeror have advised the Company that, based on final information from the depositary for the Offer, as of the expiration of the initial offering period at 12:00 Midnight, New York City time, on Friday, February 12, 2010, a total of 44,706,581 Shares, representing over 94 percent of the outstanding Shares, were validly tendered and not withdrawn prior to the expiration of the Offer. All such Shares have been accepted for payment in accordance with the terms of the Offer, including 7,103,759 of such Shares that were tendered pursuant to the Offer’s guaranteed delivery procedure.

The subsequent offering period will expire at 12:00 Midnight, New York City time, on Thursday, February 18, 2010, unless extended. During the subsequent offering period, holders of untendered Shares may tender such shares into the Offer, and Offeror will immediately accept for payment and promptly pay for each Share properly tendered $5.45, net to the seller in cash, without interest thereon and less any required tax withholding, which is the same per Share consideration paid in the initial offering period of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that: (1) Shares cannot be tendered by the guaranteed delivery procedures; and (2) Shares tendered during the subsequent offering period may not be withdrawn. In addition, Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

The Merz press release is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(C)	Press release issued by Merz Pharma Group on February 16, 2010 (incorporated by reference to Exhibit (a) (17) to Amendment No. 5 to the Schedule TO filed by Vine Acquisition Corp. and Merz GmbH & Co. KGaA on February 16, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOFORM MEDICAL, INC.

Dated: February 16, 2010	By:	/s/ Steven L. Basta
Steven L. Basta
Chief Executive Officer

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